Exhibit (a)(1)

1551 North Waterfront Parkway

Suite 310

Wichita, Kansas 67206

January 6, 2006

Dear Stockholders:

I am pleased to inform you that Fox & Hound Restaurant Group (the “Company”) entered into an Agreement and Plan of Merger, dated as of December 29, 2005, with Fox Acquisition Company (“FAC”), F&H Finance Corp (“Offeror”) and Levine Leichtman Capital Partners III, L.P. (“LLCP”), pursuant to which Offeror has commenced a tender offer to purchase all of the outstanding shares of the Company’s common stock for $15.50 per share, net to the seller in cash.

There are several conditions to the completion of the tender offer, including that at least a majority of shares of our common stock be tendered and not withdrawn prior to the expiration of the offer. There are also certain regulatory approvals and other customary conditions to the tender offer that must be satisfied.

If the tender offer is completed and certain other customary conditions are satisfied, Offeror will be merged with and into the Company, and any shares of our common stock not purchased in the tender offer will be converted into the right to receive an amount in cash equal to $15.50 per share.

Your Board of Directors unanimously (1) determined the merger agreement and the transactions contemplated by the merger agreement, including the tender offer and the merger, are fair to and in the best interests of the Company and our stockholders, (2) authorized and approved the merger agreement, the tender offer, the merger and the other transactions contemplated by the merger agreement, (3) recommended that our stockholders accept the tender offer and tender their shares to Offeror pursuant to the tender offer and (4) recommended that, if necessary, our stockholders adopt the merger agreement and approve the merger.

In arriving at its recommendation, your Board of Directors gave careful consideration to a number of factors, including the material factors set forth in our Solicitation/Recommendation Statement on Schedule 14D-9. As noted in the Schedule 14D-9, North Point Advisors, LLC and Raymond James & Associates Inc. each delivered a written opinion to the Board of Directors stating that the consideration to be received by our stockholders in the offer and the merger is fair, from a financial point of view, to our stockholders. A copy of the written opinions, describing the assumptions made, matters considered and review undertaken by the financial advisors is attached to our Schedule 14D-9 as Annex II and Annex III.

Accompanying our Schedule 14D-9 are Offeror’s offer to purchase, dated January 6, 2006, a letter of transmittal for use in tendering your shares of our common stock and other related documents. These documents set forth the terms and conditions of the tender offer. We urge you to read the enclosed information and consider it carefully before deciding whether to tender your shares of common stock.

Your Board of Directors and the management and employees of the Company thank you for your continued support.

Sincerely,

Steven M. Johnson Chief Executive Officer